November 13, 2004

Activity Update and Agreement to Acquire
Additional Interests – S.W. Saskatchewan

DYNAMIC OIL & GAS, INC. is pleased to update activities following its recent new-pool heavy oil discovery in the Bailey area of S.W. Saskatchewan announced on November 10, 2004.

Seven wells have been drilled at Bailey to date, including four exploratory earning wells and three development wells. Six of the wells have been completed in the Basal Mannville formation, three of which are now in production and three of which are completed as standing potential oil wells. One well was abandoned.

In its first 30 days of operation, the 4-21 discovery well has produced approximately 6,000 bbl of oil and is presently producing at an approximate rate of 150 barrels per day (“bbl/d”). Similar flush production rates are expected from the two newest producers. We expect to have a total of four or possibly five Bailey wells on production by year-end.

We are also pleased to announce that effective December 1, 2004, we will acquire from one of our two partners, an undivided 20% interest in the Bailey property and two unrelated properties at Flaxcombe and Sandgren. The total purchase price of the acquisition is C$2.1 million and closing is scheduled to take place on December 15, 2004. Under our joint venture agreement, the remaining partner has elected to acquire an undivided 5% interest in the acquired assets for a proportionate share of the $2.1 million purchase price. Dynamic’s resulting working interest in the properties will increase from 60% to 75% and our net cash payment will decrease to approximately $1.6 million.

After payout, the three earning oil wells at Bailey are expected to decrease from a before-payout interest of 100% to 75%. Interest in the three standing potential joint oil wells is expected to be 75%.

By year-end, we expect to drill another five development wells, bringing the total Bailey wells drilled in 2004-Q4 to twelve. Design work is underway on a central oil-processing facility, including a pipeline and an oil battery. Construction is expected to be complete by the summer of 2005.

At Flaxcombe and Sandgren, we recently drilled one well on each property. One well was unsuccessful and the other was completed as a natural gas well awaiting tie-in.

Funds needed to complete the acquisition and commence with drilling activities will be provided by our bank operating line of credit. Cash required to carry out longer-term plans on our three Saskatchewan properties is to be sourced from our operating cash flows and appropriate bank debt.

DYNAMIC OIL & GAS, INC. is a Canadian-based energy company engaged in the production and exploration of western Canada’s natural gas and oil reserves. Dynamic owns working interests in producing and early-stage exploration properties in central Alberta, southwestern Saskatchewan, and southwestern and northeastern British Columbia.

Dynamic’s common shares trade on The Toronto Stock Exchange under the symbol “DOL” and on the NASDAQ under the symbol “DYOLF”.

On Behalf of the Board of Directors,

Wayne Babcock
President & CEO

“THE NASDAQ AND TORONTO STOCK EXCHANGES HAVE NOT REVIEWED NOR ACCEPTED RESPONSIBILITY FOR THE ACCURACY OF THIS RELEASE. SOME OF THE STATEMENTS IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD LOOKING STATEMENTS INCLUDE ALL PASSAGES CONTAINING VERBS SUCH AS 'AIMS, ANTICIPATES, BELIEVES, ESTIMATES, EXPECTS, HOPES, INTENDS, PLANS, PREDICTS, PROJECTS OR TARGETS' OR NOUNS CORRESPONDING TO SUCH VERBS. FORWARD-LOOKING STATEMENTS ALSO INCLUDE ANY OTHER PASSAGES THAT ARE PRIMARILY RELEVANT TO EXPECTED FUTURE EVENTS OR THAT CAN ONLY BE FULLY EVALUATED BY EVENTS THAT WILL OCCUR IN THE FUTURE. FORWARD LOOKING STATEMENTS IN THIS RELEASE INCLUDE, WITHOUT LIMITATION, UNCERTAINTY ABOUT SUSTAINABLE PRODUCTION RATES, FUTURE DRILLING SUCCESSES, THE CLOSING OF THE AGREEMENT RELATING TO THE PURCHASE OF AN UNDIVIDED 20% INTEREST AND DYNAMIC’S ULTIMATE WORKING INTEREST IN THE BAILEY, FLAXCOMBE AND SANDGREN PROPERTIES. FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES AND INCLUDE OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S ANNUAL REPORT ON FORM 20-F FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, LAST FILED ON MAY 19, 2004 AND AS AMENDED ON MAY 20, 2004.”

Dynamic Oil & Gas, Inc. Suite 230 – 10991 Shellbridge Way, Richmond, British Columbia Canada V6X 3C6
Tel: 604/214-0550     Toll free: 1-800/663-8072     Fax: 604/214-0551     E-mail: infodynamic@dynamicoil.com     Website: www.dynamicoil.com